Exhibit 16.1

Tel: 203-905-6300 Fax: 203-905-6301 www.bdo.com	1055 Washington Blvd, 5th Floor Stamford, CT 06901

December 19, 2017

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We read Item 4.01 of Form 8-K of Calmare Therapeutics Incorporated dated December 15, 2017. We agree with the statements made in response to that Item insofar as they relate to our Firm except as it relates to the following:

Item 304(a)(1)(v)(C) – In our resignation letter we identified certain concerns related to revenue recognition and inventory, including the accounting for excess and obsolescence reserves as well as inventory classification. As a result of these concerns, the scope of the audit would expand significantly. Further investigation of these matters may materially impact the fairness or reliability of previously audited financial statements or prevent us from rendering an unqualified opinion.

Very truly yours,

BDO USA, LLP

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.